NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)
NAME OF REGISTRANT: JPMORGAN CHASE & CO
NAME OF PERSON RELYING ON EXEMPTION: Majority Action
ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

Vote AGAINST Lee Raymond

For Independent and Climate Competent Governance at JPMorgan Chase (JPM)

Annual Meeting of Shareholders May 19, 2020

America's largest bank requires strong independent governance

- Escalating systemic risks make strong independent Board oversight vital to protect the long-term interests of shareholders.
- JPM's Board continues to allow Jamie Dimon, the longest serving CEO of a major US bank, to serve as Chair of the board that oversees him.
- The primary governance check on Dimon is Lead Independent Director Lee Raymond, the longest serving director of any large US bank, who has been described as a Dimon 'mentor.'
- The totality of Lee Raymond's record warrants a vote AGAINST.



Eight reasons to vote against Lee Raymond at JPM

1. Excessive tenure
2. Lack of independence
3. Control of key Board committees
4. Poor succession planning
5. Compensation flags
6. Unresponsive to shareholder calls for independent chair
7. Record of poor judgment on climate risk
8. Conflicts of interest involving fossil fuel companies

Lee Raymond is uniquely poorly-suited to provide independent, climate competent governance

- Lee Raymond holds critical Board oversight and leadership roles that require the highest levels of independence. With **33 years on the Board**, Lee Raymond raises multiple independence and governance flags.
- Under Raymond's leadership, JPM has succession and compensation concerns, and has **resisted shareholder calls for an independent Chair**.
- Climate change poses systemic risks to the financial system and specific risks to JPM. The bank is the **world's largest lender & underwriter of fossil fuels** and has lagged in addressing climate risks.
- Raymond's record as the architect and a key public proponent of **Exxon's climate denial strategy** while he served as Chair and CEO demonstrates that he lacks the requisite judgment to provide oversight needed to drive reforms on climate & protect long-term shareholder value at JPM.

Lee Raymond's excessive tenure raises independence and governance red flags

- 33 years on the Board of JPM and predecessors
- Longest tenured director at any large US bank
- Has held key board leadership roles for nearly 20 years
- At 81, repeatedly renominated over JPM's suggested age of 72 to offer to retire
- Has served on no other publicly-traded company Board of Directors since leaving ExxonMobil in 2005.

"Extended periods of service may adversely impact a director's ability to bring an objective perspective to the boardroom."

Council of Institutional Investors

Please note: Our February 2020 memo filed as an exempt solicitation incorrectly stated that Raymond had served as Lead Independent Director for 19 years. While Raymond has served in board leadership every year for 19 years, JPM established a LID role in 2013, and Raymond has served as LID every year since that time.

JPM Governance structure gives Raymond outsized influence of key committees

Lee Raymond holds multiple leadership roles critical to oversight, compensation, succession, structure, and Board composition. Those roles demand the highest levels of independence.

Instead Raymond is 1 of only 3 directors who make up the entirety of both JPM's compensation and nominating committees, concentrating the core governance work in just a few hands. Raymond has been Chair of each and served on both since 2000.


BOARD OF DIRECTORS
Lee Raymond
Lead Independent Director
Steven Burke
Todd Combs
CHAIR
PAST CHAIR
Compensation and Management Development Committee
Corporate Governance and Nominating
BOARD COMMITTEES

Succession planning raises concerns

After 33 years of service, Lee Raymond has asked the Board to "start a formal process to identify his successor," according to JPM's 2020 proxy statement, though no timeline is provided.

To begin this process nearly a decade past the age when JPM expects directors to offer to retire raises concerns about whether the Board is appropriately managing succession, especially when Raymond himself plays a key role in this planning as a member of the governance & nominating committee.

These succession concerns build on years of questions about CEO succession planning – which is overseen by Raymond and the compensation committee that he chairs. In 2013, Raymond responded to questions about plans for Dimon's successor at the AGM, saying "we're pleased with the progress that is being made in working on that whole problem and we intend to have a competent and capable successor to Jamie ... I have no illusions we'll be able to clone Jamie." These considerations resurfaced in 2014 when Dimon had cancer. In the following years, the departures of potential successors have prompted attention. CEO Dimon's recent heart surgery brings these concerns again to the fore.

Overseen by Raymond, JPM's executive compensation has repeatedly raised investor flags

- At least 1 of the 2 largest proxy advisors has recommended voting against JPM's "say on pay" proposal 4 times in the last 10 years.
- In 2019, ISS recommended that clients vote against the proposal, noting that "the CEO's regularly increasing incentive pay is **driven by discretionary pay determinations**" and that Dimon's Long-Term Incentive (LTI) grant alone exceeded the total peer group median pay.
- While disclosure has been improved in 2020, total pay as well as award amounts for the cash incentive and LTI programs are **still discretionary**. (Payout amounts for the Performance Stock Units (PSU) program are determined using a formula.)
- JPM's 2019 total shareholder returns were not top in its compensation peer group, yet Dimon continues to receive **industry-topping compensation**.*

* Excluding Wells Fargo's one time share grant to a new CEO

Resistance to shareholder calls for Independent Chair

Shareholders have offered strong support for an independent Chair of the JPM Board.

- Shareholders have proposed 8 times since 2010.
- Achieved up to 40.2% shareholder vote*
- After actively working to defeat independent Chair proposal in 2013, Lee Raymond told JPM shareholders in 2013: "Give us some time to digest what this all means"

In 2020, Jamie Dimon continues to lead the Board that oversees him, even as a majority of the S&P 500 have separated the roles of CEO and Chair.

* Votes "for" as a percentage of votes cast "for" or "against."

Lee Raymond's record demonstrates lack of judgment to oversee critical risks facing JPM

In once again re-nominating Lee Raymond, JPM expressed confidence in Lee Raymond's "judgment."

Despite the extensive governance concerns, Raymond continues to serve as Lead Independent Director and in critical committee positions.

Lee Raymond's record as CEO and Chair of ExxonMobil is one of judgment failures surrounding climate change and its risks. As those risks grow for JPM and the entire financial system, shareholders cannot rely on Raymond's judgment to lead independent oversight of JPM through the reforms needed to address these escalating risks.



Climate risks demand strong independent oversight at JPM

Annual Meeting of Shareholders, May 19, 2020

JPM and the finance sector face risks from climate change

"Moody's Analytics says climate change could cost $69 trillion by 2100"

The Washington Post 7/2/19

"JPMorgan Economists Warn of Black Swan Risks From Climate Change"

Bloomberg 10/10/19

"Bank Regulators Present a Dire Warning of Financial Risks From Climate Change"

The New York Times 10/17/19

"'Green Swan' Climate Event Could Trigger Global Financial Crisis, BIS Warns"

Bloomberg 1/20/20

"Climate Change could blow up the economy. Banks aren't ready"

The New York Times 1/23/20

"JPMorgan Warns It Might Get Walloped by the Climate Crisis"

Bloomberg 2/26/20

JPM has begun to acknowledge the risks to investors

"**Climate change could have a material adverse impact on JPMorgan Chase's business operations, clients and customers.** JPMorgan Chase operates in many regions, countries and communities around the world where its businesses, and the activities of its clients and customers, could be disrupted by climate change. Potential physical risks from climate change may include:

- altered distribution and intensity of rainfall
- prolonged droughts or flooding
- increased frequency of wildfires
- rising sea levels
- rising heat index

In addition, these physical changes may prompt changes in regulations or consumer preferences which in turn could have negative consequences for the business models of JPMorgan Chase's clients. These climate driven changes could have a material adverse impact on asset values and the financial performance of JPMorgan Chase's businesses, and those of it clients and customers."

Source: JPM 10-K FY 2019


Despite the risks, JPM is the world's top banker of fossil fuels
Finance for All Fossil Fuels Globally Since the Paris Agreement, 2016-2019 ($USD billions)
JPMORGAN CHASE
$269 B
WELLS FARGO
$198 B
CITI
$188 B
BANK OF AMERICA
$157 B
RBC
$141 B
MUFG
$119 B
BARCLAYS
$118 B
TD
$103 B
MIZUHO
$103 B
SCOTIABANK
$98 B
MORGAN STANLEY
$92 B
HSBC
$87 B
0
50
100
150
200
250
300
JP Morgan Chase leads by 36%
(Rainforest Action Network, "Banking on Climate Change 2020")

How is JPM managing climate risks?

JPM remains the **top bank financer of fossil fuel assets** that increase systemic risks and are at risk of re-valuation.

- While JPM's total fossil finance fell slightly, the gap between JPM and the second-place bank **grew massively** between 2018 and 2019.
- Oil supplies already in production or under development will exceed the carbon budget for oil under a 1.5 °C scenario, according to analysis from Carbon Tracker. Investments to expand production pose systemic risks: either those fuels are burned, causing the world to miss its climate targets, or they become stranded assets.
- Yet JPM leads the financing of the largest companies expanding fossil fuel extraction and infrastructure.

Reserves Life of Oil, Gas, and Coal and Carbon Budgets



Years remaining
140
120
100
80
60
40
20
0
2018
1.75°C, 50% Carbon budget
1.5°C, 50% Carbon budget
Coal proved reserves
Gas proved reserves
Oil proved reserves

Source: Carbon Tracker Initiative

How is JPM managing climate risks?

JPM's disclosures continue to be inadequate:

JPM's 2019 Task Force on Climate-related Financial Disclosures ("TCFD") report failed to make firm commitments to measure & reduce the company's financed emissions, and put no time frame on meeting TCFD's recommendation to disclose additional detail on risk.


Understanding Our Climate-Related Risks and Opportunities
May 2019
JPMorgan Chase & Co.

> "Companies who continue to sanction higher-cost projects which do not fit with a lower demand scenario risk destroying significant shareholder value through the creation of stranded assets, as well as contributing to the failure to achieve climate goals."
>
> **Carbon Tracker**

JPM lags global leaders on addressing climate risk

Recent JPM policy changes only impact a tiny portion of its fossil fuel financing. JPM lags as major global banks make significant commitments to mitigate climate risks:

- In 2020 the largest UK bank, Lloyd's, and RBS each announced they will halve financed emissions by 2030.
- In March 2020, Barclays announced a net-zero target for financing by 2050.

Systemic climate risks are far beyond oil & gas

Oil and Gas accounted for 4.4% of JPM's wholesale credit exposure (net of hedges) & 22.1% of tangible common equity in 2019. But JPM's exposure to climate risks go far beyond fossil fuels.

> "What we are seeing right now is almost a stress scenario of a sudden transition."
>
> – Nina Seeger, University of Cambridge Institute for Sustainability Leadership

The oil price & coronavirus shocks provide a glimpse of widespread impacts on travel, leisure, retail, transit, manufacturing, agriculture & beyond, as well as the financial impacts of government action.

JPM Exposure to Climate Risk Goes Far Beyond Fossil Fuels


100%
75%
50%
25%
0%
Other
Utilities
Insurance
Transportation
Consumer & Retail
Real Estate
Chemicals & Plastics
Metals & Mining
Automotive
Oil & Gas
% of wholesale credit exposure (2019)

Lee Raymond's record is incompatible with climate competent leadership

Lee Raymond was the architect and a key public proponent of Exxon's climate denial strategy while he served as Chair and CEO of ExxonMobil (and its predecessor Exxon) from 1993 to 2005.

At a time when Exxon scientists and leadership knew about the risks of climate change, Lee Raymond led a public effort to undermine climate science and restrict policy efforts to combat it. Exxon spent an amount estimated by two different groups at $16 and $30 million from 1998 to 2005 to wage a campaign raising questions about climate change.

"No single human being was better positioned to do something that might have slowed the chaos now engulfing us."

Bill McKibben on Lee Raymond

Lee Raymond and Exxon's climate denial



1985:
Lee Raymond briefed on Exxon scientists' work to understand Exxon's role in CO_2 emissions
1993:
Raymond becomes CEO of Exxon
1997:
Raymond climate denial at Beijing World Petroleum Congress: "the case for so called global warming is far from air tight"
Kyoto Protocol adopted
2004:
Lee Raymond, chairing Exxon AGM, is asked by Maine Treasurer: "what provisions have you made... for the damages caused by climate change?"
Lee Raymond:
"It's neither likely nor could it be estimated."
2007:
Raymond while Chair of the National Petroleum Council: "the only consensus I know of is there's not a consensus."
2016:
Paris Accords signed
1980
1985
1990
1995
2000
2005
2010
2015
2019
410
400
390
380
370
360
350
340
330
320
Mean atmospheric CO_2
1982:
Exxon internal briefing, "CO_2 'Greenhouse' Effect" warns of "potentially catastrophic events" from warming caused by human-driven emissions
ExxonMobil publishes an ad titled "Unsettled science." CEO Lee Raymond presents a study at the AGM to argue the Earth is warming for natural reasons
2002:
ExxonMobil helps the Bush administration depose the top IPCC climate scientist
Raymond on Charlie Rose: "It has to do with sun spots, it has to do with the wobble of the Earth, and it has – there are all kinds of things that come & go." Raymond retires from Exxon with $400 million package
2014:
Raymond joins his son and fossil fuel exec Aubrey McClendon in a new multi-billion dollar shale-drilling venture

Raymond's fossil fuel conflicts of interest

Raymond's 3 children own and run firms that invest in or service the fossil fuel industry



JPM
LEAD INDEPENDENT DIRECTOR
Lee Raymond
Robert Raymond
FOUNDER
RR Advisors
$
John Raymond
FOUNDER
Energy & Minerals Group
INVESTOR & ON INVESTMENT COMMITTEE (2014)
DIRECTOR
HOLDING COMPANY BOARD MEMBER (2014)
American Energy Ohio Holdings (now Ascent Resources)
LEAD BACKER
OWNERSHIP STAKE (2018)
Colin Raymond
FOUNDER
Compass Well Services

$ = JPM has provided wholesale credit

Years reflect last public disclosure of relationship

Vote against Lee Raymond

These cumulative concerns together make Lee Raymond an unacceptable steward for JPM shareholders.

We ask you to join us in voting **AGAINST Lee Raymond** (Item 1i).

We recommend a vote FOR Item 4, calling on JPM to adopt an independent chair.

We also recommend a vote FOR Items 5 & 6 for climate competent governance.



Sources

Slide 3

https://fortune.com/2020/03/05/jpmorgan-ceo-jamie-dimon-emergency-heart-surgery/
https://www.wsj.com/articles/SB10000872396390444508504577595260927581438
https://www.bloomberg.com/news/articles/2020-02-10/oil-man-behind-jamie-dimon-draws-climate-activists-to-jpmorgan

Slide 6

https://www.bloomberg.com/news/articles/2020-02-10/oil-man-behind-jamie-dimon-draws-climate-activists-to-jpmorgan
https://www.jpmorganchase.com/corporate/About-JPMC/ab-corporate-governance-principles.htm
https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2020.pdf
https://www.cii.org/corp_gov_policies#indep_director CII Policies on Corporate Governance 7.1
https://www.sec.gov/Archives/edgar/data/19617/000001961714000321/jpm2014definitiveproxy.htm

Slide 7

https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2020.pdf
https://www.sec.gov/Archives/edgar/data/19617/000095012301002886/y45106def14a.txt

Slide 8

https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2020.pdf
https://www.theguardian.com/commentisfree/2013/may/21/jamie-dimon-beats-shareholders-again
https://www.latimes.com/business/la-xpm-2013-may-22-la-fi-jpmorgan-meeting-20130522-story.html
https://www.economist.com/briefing/2020/03/12/is-dimons-work-done-at-jpmorgan-chase
https://de.reuters.com/article/us-jpmorgan-coo/jpmorgan-operating-chief-to-go-dimon-successor-pool-shrinks-idUSKBN18Z2JC
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https://www.worldfinance.com/featured/the-race-for-jpmorgan-chase-leadership-has-begun

Slide 9

Institutional Shareholder Services, "ISS Proxy Analysis & Benchmark Policy Voting Recommendations: JPMorgan Chase & Co," 2019
https://www.usatoday.com/story/money/business/2015/05/19/jpmorgan-chase-dimon-pay-shareholder-vote/27579809/
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https://www.reuters.com/article/us-jp-morgan-shareholders-report/jpmorgan-shareholders-advised-to-vote-against-executive-compensation-by-iss-idUSKCN1SE2DM
https://www.americanbanker.com/articles/jamie-dimon-gets-315m-for-jpmorgans-strong-year
https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2020.pdf
https://www.journalnow.com/business/wells-fargo-pays-new-ceo-million-in-compensation/article_551016bd-a82c-5ff4-b965-3962996e6adc.html

Slide 10

https://dealbook.nytimes.com/2013/05/21/jpmorgan-seen-to-defeat-effort-to-split-top-2-jobs-at-bank/
https://www.theguardian.com/business/2013/may/19/jp-morgan-shareholders-revolt-jamie-dimon
https://www.thestreet.com/investing/stocks/jamie-dimon-to-stay-chairman-and-ceo-reports-11929627
https://www.cnn.com/2019/10/31/success/ceo-board-chair-split-role/index.html

Slide 11

https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2020.pdf
https://www.usatoday.com/story/money/2018/01/29/j-p-morgans-jamie-dimon-stay-ceo-5-more-years-but-bank-promotes-two-execs-stresses-importance-succes/1076679001/
https://www.worldfinance.com/featured/the-race-for-jpmorgan-chase-leadership-has-begun

Slide 13

https://www.washingtonpost.com/climate-environment/moodys-analytics-says-climate-change-could-cost-69-trillion-by-2100/2019/07/02/f9fb94ac-99cb-11e9-916d-9c61607d8190_story.html
https://www.bloomberg.com/news/articles/2019-10-11/jpmorgan-economists-warn-of-black-swan-risks-from-climate-change
https://www.nytimes.com/2020/01/23/business/climate-change-central-banks.html
https://www.nytimes.com/2019/10/17/climate/federal-reserve-climate-financial-risk.html
https://www.bloomberg.com/news/articles/2020-01-20/-green-swan-event-could-trigger-global-crisis-bis-warns
https://www.nytimes.com/2020/01/23/business/climate-change-central-banks.html
https://www.bloomberg.com/news/articles/2020-02-25/jpmorgan-warns-investors-it-may-get-walloped-by-climate-change

Slide 14
https://jpmorganchaseco.gcs-web.com/node/315401/htmlh

Slide 15
https://www.ran.org/wp-content/uploads/2020/03/Banking_on_Climate_Change__2020_vF.pdf , p.10

Slide 16
https://www.ran.org/wp-content/uploads/2020/03/Banking_on_Climate_Change__2020_vF.pdf p.8, p. 15
https://www.carbontracker.org/reports/breaking-the-habit
https://www.theguardian.com/business/2018/nov/13/world-has-no-capacity-to-absorb-new-fossil-fuel-plants-warns-iea
https://carbontracker.org/reports/balancing-the-budget/

Slide 17
https://www.fsb-tcfd.org/about/#
https://www.jpmorganchase.com/corporate/Corporate-Responsibility/document/jpmc-cr-climate-report-2019.pdf p. 14

Slide 18
https://carbontracker.org/reports/balancing-the-budget/
https://www.pionline.com/esg/barclays-sets-goal-net-zero-emissions-financed-2050
https://www.theguardian.com/business/2020/mar/30/barclays-sets-net-zero-carbon-target-for-2050-after-investor-pressure-climate
https://www.theguardian.com/business/2020/jan/21/lloyds-set-to-halve-carbon-emissions-it-finances-in-10-years

https://www.rbs.com/rbs/sustainable-banking/environment/our-approach-to-climate-change.html
https://www.rbs.com/rbs/about/climate.html
https://www.washingtonpost.com/climate-environment/jpmorgan-chase-takes-baby-step-toward-curbing-fossil-fuel-loans/2020/02/24/5932f82a-5745-11ea-9000-f3cffee23036_story.html
https://www.axios.com/jp-morgan-fossil-fuels-support-4b755a24-d57c-4d8b-8424-a401e994ec89.html?stream=future
https://jpmorganchaseco.gcs-web.com/node/315401/html

Slide 19

https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/oil-price-drop-is-a-real-live-climate-stress-test-for-banks-57694339
https://jpmorganchaseco.gcs-web.com/node/315401/html
https://www.marketwatch.com/story/you-should-avoid-shares-of-these-banks-with-too-much-oil-and-gas-exposure-2020-03-09?mod=mw_latestnews

Slide 20

https://www.jpmorganchase.com/corporate/About-JPMC/ab-board-bio-leerraymond.htm
https://www.rollingstone.com/politics/politics-features/jpmorgan-chase-bank-biggest-investor-fossil-fuels-956927/
"What Exxon Knew About the Earth's Melting Arctic" October 9, 2015, Los Angeles Times, https://graphics.latimes.com/exxon-arctic/
https://graphics.latimes.com/exxon-research/

Slide 21

http://insideclimatenews.org/sites/default/files/documents/1982%20Exxon%20Primer%20on%20CO2%20Greenhouse%20Effect.pdf
https://www.greenpeace.org/usa/global-warming/exxon-and-the-oil-industry-knew-about-climate-change/exxons-climate-denial-history-a-timeline

https://www.jpmorganchase.com/corporate/About-JPMC/ab-board-bio-leerraymond.htm
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https://insideclimatenews.org/news/08102015/Exxons-Business-Ambition-Collided-with-Climate-Change-Under-a-Distant-Sea
http://www.climatefiles.com/exxonmobil/meeting-with-lee-raymond-and-exxon-corporate-research
http://www.climatefiles.com/exxonmobil/1997-exxon-lee-raymond-speech-at-world-petroleum-congress/
https://www.documentcloud.org/documents/705605-xom-nyt-2000-3-23-unsettledscience.html
https://www.wsj.com/articles/SB985216362941657854
https://www.theguardian.com/world/2002/apr/20/internationaleducationnews.climatechange
https://www.sec.gov/Archives/edgar/data/34088/000119312508078618/ddef14a.htm
Thomson StreetEvents, "Edited Transcript of Exxon Mobil Corp shareholder or annual meeting Wednesday, May 26, 2004"
https://charlierose.com/videos/18210
https://www.nytimes.com/2006/04/15/business/for-leading-exxon-to-its-riches-144573-a-day.html
https://www.sec.gov/Archives/edgar/data/34088/000104746906004990/a2167124zdef14a.htm
https://www.eenews.net/tv/videos/713/transcript

Slide 23

http://www.emgtx.com/about.html
https://www.wsj.com/articles/energy-investor-bets-on-aubrey-mcclendons-second-act-1416870833
https://www.wsj.com/articles/energy-industry8217s-odd-couple-lee-raymond-and-aubrey-mcclendon-1382042655
http://compasswellservices.com/about-us/leadership/
https://www.sec.gov/Archives/edgar/data/1469510/000156459018019470/ren-10q_20180630.htm p 22

https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2019.pdf
https://www.sec.gov/Archives/edgar/data/1469510/000093041318001868/c90951_def14a.htm
https://www.sec.gov/Archives/edgar/data/1322613/000095012319010378/xslForm13F_X01/form13fInfoTable.xml
https://ascentresources.com/about/partners
http://www.emgtx.com/news/012116.html
https://www.sec.gov/Archives/edgar/data/1646815/000164681518000003/xslFormDX01/primary_doc.xml

www.majorityaction.us